SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                     FORM 15

             Certification and Notice of Termination of Registration
           under Section 12(g) of the Securities Exchange Act of 1934 or Suspension
               of Duty to File Reports Under Sections 13 and 15(d)
                     of the Securities Exchange Act of 1934

                 Commission File Number                001-14084

                            BIG FLOWER HOLDINGS, INC.
                               BIG FLOWER TRUST I
           (Exact name of registrants as specified in their charters)


                     3 EAST 54TH STREET, NEW YORK, NY, 10022
                                 (212) 521-1600

       (Address, including zip code, and telephone number, including area code, of registrants' principal executive offices)

         CONVERTIBLE QUARTERLY INCOME PREFERRED SECURITIES OF BIG FLOWER
                      TRUST I (THE "PREFERRED SECURITIES")
        CONVERTIBLE SUBORDINATED DEBENTURES OF BIG FLOWER HOLDINGS, INC.
                               (THE "DEBENTURES")
           PREFERRED SECURITIES GUARANTEE OF BIG FLOWER HOLDINGS, INC.
                                (THE "GUARANTEE")

            (Title of each class of securities covered by this Form)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:



     Rule 12g-4(a)(1)(i)   [X]                Rule 12h-3(b)(1)(ii)   [ ]
     Rule 12g-4(a)(1)(ii)  [ ]                Rule 12h-3(b)(2)(i)    [ ]
     Rule 12g-4(a)(2)(i)   [ ]                Rule 12h-3(b)(2)(ii)   [ ]
     Rule 12g-4(a)(2)(ii)  [ ]                Rule 15d-6             [ ]
     Rule 12h-3(b)(1)(i)   [X]


         Approximate number of holders of record as of the certification or notice date:

         The Preferred Securities: 1
         The Debentures: 1
         The Guarantee: 1

         Pursuant to the requirements of the Securities Exchange Act of 1934, Big Flower Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


DATE: March 30, 2000               By: /s/ Irene B. Fisher
                                       -----------------------
                                        Name:  Irene B. Fisher
                                        Title:  Vice President


Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.